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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Boreal Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 Brickell Ave, Suite 2900
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edgar Penela	305-459-5418	edgar.penela@borealcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

4920 W. Cypress St, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joaquin Frances, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Boreal Capital Securities, LLC, as of December 31st, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BOREAL CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of
Boreal Capital Holdings USA, LLC)

Financial Statements

Year Ended December 31, 2025

Confidential Treatment Requested



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Boreal Capital Securities, LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Boreal Capital Securities, LLC** as of December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of **Boreal Capital Securities, LLC** as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **Boreal Capital Securities, LLC's** management. Our responsibility is to express an opinion on **Boreal Capital Securities, LLC's** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Boreal Capital Securities, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Boreal Capital Securities, LLC's** auditor since 2022.
Assurance Dimensions, LLC
Coral Springs, Florida
March 3, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Boreal Capital Securities, LLC
(A Wholly Owned Subsidiary of
Boreal Capital Holdings USA, LLC)

Year Ended December 31, 2025

CONTENTS:

BOREAL CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF
BOREAL CAPITAL HOLDINGS USA, LLC)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

Cash and cash equivalents	$	3,010,126
Cash segregated under regulatory requirements (Note 8)		22,372
Investments in marketable securities		4,372,099
Receivables from clearing broker		371,035
12B1 trailers, and others receivables		698,500
Prepaid expenses and Other Assets		159,301
Deposit with clearing broker		307,683
Forgivable loans receivable, net		40,750
Receivable from affiliate		67,757
Other assets		9,405
TOTAL ASSETS	$	9,059,028

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions payable	$	729,985
Accounts payable and accrued expenses		585,751
Payable to affiliate		184,762
TOTAL LIABILITIES		1,500,498
Commitments and Contingencies (Note 10)		
Member's Equity		7,558,530
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,059,028

See accompanying notes to the financial statements

CONFIDENTIAL

1. ORGANIZATION

Boreal Capital Securities, LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Boreal Capital Holdings USA, LLC (the "Parent"). The Parent is owned by Mora Banc Group, S.A., an international bank based in Andorra. The majority of the Company's customers are primarily from Latin America. The Company was formed in 2011 as a limited liability company in accordance with the laws of the state of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") in conjunction with the Accounting Standards Codification (ASC) and the Financial Accounting Standards Board.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period and revenues and expenses during the year then ended. Such estimates include accrued expenses and bad debt reserves. The actual outcome could differ from those estimates.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting on its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's Net Capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents
For the purpose of the Statement of Cash Flows, Cash and cash equivalents consist of cash on hand, demand deposits held at financial institutions, clearing and brokerage cash accounts, and highly liquid investments with original maturities of three months or less.
Cash and cash equivalents at December 31, 2025, were:

Cash in banks – operating accounts	$ 374,200
Clearing and brokerage cash accounts	200,375
Money market funds	2,435,551
	$ **3,010,126**

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Arrangement

The Company has a clearing agreement with Pershing LLC (the "Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to a clearing agreement, the Company is required to maintain a deposit of $250,000. Such a deposit is required to be retained by the Clearing Broker for the duration of the clearing arrangement and will be returned to the Company. If the Company does not have obligations to the Clearing firm, it cannot otherwise satisfy within a short period after the termination of the arrangement.

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from customers by debiting their brokerage account with the Company. The Company typically receives payment shortly after the Company has met the revenue recognition criteria. With respect to commission income, the performance obligation is satisfied on trade date, and therefore revenue is recognized on trade date.

With respect to mutual fund fees, the Company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive mutual fund fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. Specifically, with respect to 12b-1 fees, such fees are recognized when services are provided, and collection can be reasonably assured.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

With respect to riskless principal, the Company engages in riskless principal transactions, wherein securities are purchased and sold nearly simultaneously to fulfill client orders without incurring market risk. Revenue from these transactions is recognized on a trade-date basis, as the earnings are determinable and collectible at the time of execution. The Company acts as principal in these transactions; however, due to their riskless nature, the revenue is recorded at a point in time as the net trading gain or markup on the transaction rather than as gross sales and cost of sales. This approach aligns with the Company's revenue recognition policy and applicable accounting standards.

The Company earns interest and dividend income from its cash equivalents and securities owned, with less interest expense on related transactions. Interest and dividend income are not within the scope of ASC Topic 606.

With respect to other revenue, it is recognized when a contractual agreement exists, performance obligations are met, the transaction price is measurable, and collection is probable. It includes administrative and service fees, consulting and advisory fees, referral fees, penalty fees, foreign exchange gains, maintenance account fees, account termination fees, and transactional rebates from Pershing. Revenue is measured based on the transaction price, recognized either over time or upon completion, and disclosed separately in financial statements.

Forgivable Loan Receivable, Net

The Company may offer incentive payments to newly hired brokers based on new net assets introduced to the Company. These payments are made at the time of hiring in anticipation of future revenue generated from these assets. To secure these payments, brokers sign promissory notes that require them to remain in good standing with the Company for the duration of the note. If a broker violates the terms, the full outstanding balance becomes immediately due to repayment. However, if all terms are met, the promissory note is forgiven upon expiration. The Company records these promissory notes as assets and amortizes them over their respective terms.

These promissory notes generally amortize over a contractual service period ranging from 3 to 10 years from the initial loan date. Accrued interest is reported in the same balance sheet line item as the loan's amortized cost. The Company evaluates the allowance for credit losses by assessing credit quality indicators and the recoverability of outstanding balances from brokers who have left the Company. A loan is placed on non-accrual status if management determines that it is probable the Company will be unable to collect scheduled principal and interest payments in accordance with the loan agreement. Typically, loans with payments more than 30 days past due are classified as non-accrual. The amortized cost of a loan is written off against the allowance for credit losses when management deems it uncollectible. As of December 31, 2025, management has determined that no allowance for credit losses is necessary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a single-member limited liability company wholly owned by Boreal Capital holding US LLC and is treated as a disregarded entity for U.S. federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the Member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years beginning before 2022.

Credit Losses

ASC Topic 326, Financial Instruments - Credit Losses ("ASC Topic 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified receivables from clearing brokers, forgivable loan receivables and other receivables (including, but not limited to, receivables related to securities transactions) as impacted by the new guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including receivables from clearing brokers, forgivable loan receivables and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company's expectation is that the credit risk associated with receivables from clearing brokers, forgivable loan receivables and other receivables is not significant until they are 120 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2025.

Segment reporting

On January 1, 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which require all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting (Continued)

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes. The CODM is the Chief Executive Officer, Joaquin Frances.

3. RELATED PARTIES

The Company has an expense sharing agreement with Boreal Capital Management, LLC (the "RIA"), a company related through common ownership. The RIA is a registered investment advisor under the SEC Investment Advisor Act of 1940. The Company and the RIA have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities.

The Company may pay certain expenses on behalf of the RIA or otherwise loan funds to the RIA for normal cash flow purposes. Any amounts due or owed under these relationships are due on demand and bear no interest.

At December 31, 2025, the Company had amounts due to and from related parties in the ordinary course of business. Specifically, the Company owed the RIA an aggregate amount of $184,762, included in Payable to affiliates in the Statement of Financial Condition. This amount is unsecured, non-interest bearing, and payable on demand.

Additionally, the Company had a receivable of $67,757 from its affiliate, Boreal Capital Management AG in Zurich, included in Receivable from affiliates in the Statement of Financial Condition. This amount is also unsecured, non-interest bearing, and collectible on demand.

4. RECEIVABLE FROM CLEARING BROKER

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Broker. Pursuant to its clearing agreement, the Company is required to maintain a certain minimum capital with the Clearing Broker, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities.

4. RECEIVABLE FROM CLEARING BROKER (CONTINUED)

At December 31, 2025, the Company maintained operating capital of $3,285,550 at the Clearing Broker; $2,635,926 of which is included in Cash and Cash Equivalents, $341,941 is included in Receivables from clearing broker, and $307,683 is included in Deposit with clearing broker on the Statement of Financial Condition.

5. 12B1 TRAILERS AND OTHER RECEIVABLES

As of December 31, 2025, the Company recorded total receivables amounting to $698,500, which primarily comprise the following:

Mutual funds trailers (12B1)	$	255,000
Funds and investment banks		275,000
Pershing Sweep program interest accrual		65,000
Maintenance fee		103,500
	$	698,500

6. FORGIVABLE LOANS RECEIVABLE, NET

During the year ended December 31, 2025, the forgivable loans receivable, net balance had the following activity:

Balance, beginning of year	$	168,750
Less: loan amortization		(128,000)
Balance, end of year	$	40,750

To date, the Company has not experienced any losses on loans, not forgiven. At December 31, 2025, the $40,750 end of year balance is included in Forgivable loans receivable, net on the Statement of Financial Condition.

7. INVESTMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The accounting standard for fair value, which provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

7. INVESTMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS (CONTINUED)

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2025:

	Level 1	Level 2	Level 3	Total
U.S. Treasury Notes	$ 4,372,099	-	-	$4,372,099
Equities	-	-	-	-
Options	-	-	-	-
	$ 4,372,099	-	-	$4,372,099

The $4,372,099 level 1 US Treasury notes are included in Investments in marketable securities in the Statement of Financial Condition as the maturities of these treasury notes at the acquisitions were more than 90 days and none are expected to mature in 90 days or less.

8. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $250,000 or 1500% of Aggregate Indebtedness, (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2025, the Company's Net Capital was $6,753,159 and the required Net Capital was $250,000. At December 31, 2025, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.23 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold

funds or securities of customers or dealers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements, and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

8.   REGULATORY REQUIREMENTS (CONTINUED)

The Company engages in commission rebate/recapture arrangements with institutional customers. In connection with this activity, and in accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the benefit of customers. At December 31, 2025, $22,372 had been segregated in a special reserve bank account and is included in Cash segregated under regulatory requirements in the Statement of Financial Condition.

The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 for other business activities limited to riskless principal proprietary trading. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and did not carry accounts of or for customers throughout the period of January 1, 2025, through December 31, 2025.

9.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities held at the Clearing Broker in excess of Securities Investor Protection Corporation ("SIPC") insurance

limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company placed its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

Cash and securities held by the Company's Clearing Broker at December 31, 2025, totaled $3,285,550, which exceeded SIPC insurance limits by $2,785,550; Cash held at the Company's bank exceeded FDIC insurance limits by $124,200 at December 31, 2025.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

10. COMMITMENTS AND CONTINGENCIES

The Company sponsors a 401(k)-retirement savings plan for eligible employees, allowing them to make pre-tax and/or Roth contributions through payroll deductions. The Company may provide matching contributions in accordance with the plan's terms. Employer contributions, if any, are subject to vesting schedules as outlined in the plan documents.

The Company complies with all applicable regulatory requirements governing the 401(k) plan, including annual non-discrimination testing and reporting. Plan assets are held in a Trust and managed by ADP. The Company reviews its contribution structure periodically to ensure competitiveness and compliance with fiduciary responsibilities.

11. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through March 3, 2026, the date the financial statements were available to be issued. There were no subsequent events requiring disclosure in these financial statements.